Exhibit 99.1

Unaudited Condensed Interim Consolidated Financial Statements of

Concordia Healthcare Corp.

March 31, 2015

[1]

Table of Contents

Condensed Interim Consolidated Balance Sheets	3

Condensed Interim Consolidated Statements of Income and Comprehensive Income	4

Condensed Interim Consolidated Statements of Changes in Equity	5

Condensed Interim Consolidated Statements of Cash Flows	6

Notes to Condensed Interim Consolidated Financial Statements	7-33

[2]

Concordia Healthcare Corp.

Condensed Interim Consolidated Balance Sheets

As at March 31, 2015 and December 31, 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

	March 31, 2015	December 31, 2014(Audited)
Assets
Current
Cash	$35,363	$42,770
Accounts receivable (Note 4)	20,065	29,371
Inventory (Note 5)	7,662	6,718
Prepaid expenses and other current assets (Note 6)	15,961	5,793

	79,051	84,652
Fixed assets (Note 7)	1,562	760
Deferred taxes	1,046	861
Intangible assets (Note 8)	465,009	470,168
Goodwill (Note 9)	36,259	36,259

Total Assets	$582,927	$592,700

Liabilities
Current
Accounts payable	$9,049	$6,773
Accrued liabilities	6,844	3,849
Provisions (Note 10)	18,820	21,799
Royalties payable	1,316	3,141
Dividends payable	2,166	2,165
Taxes payable	48	13,309
Current portion of notes payable (Note 12)	572	1,372
Current portion of long-term debt (Note 11)	253,347	27,336
Current portion of purchase consideration payable (Note 13)	2,240	2,065

	$294,402	$81,809
Long-term debt (Note 11)	—	226,145
Notes payable (Note 12)	4,053	3,890
Purchase consideration payable (Note 13)	22,417	23,043
Deferred taxes	120	17
Other liabilities	240	246

Total Liabilities	321,232	335,150

Shareholders’ Equity
Share capital (Note 14)	247,087	247,035
Reserve for share based compensation (Note 16)	5,912	5,028
Accumulated other comprehensive income (loss)	(567)	(274)
Retained earnings	9,263	5,761

Total Shareholders’ Equity	261,695	257,550

Total Liabilities and Shareholders’ Equity	$582,927	$592,700

Commitments and contingencies (Note 18)
Subsequent events (Note 23)

Approved and authorized for issue by the Board of Directors on May 14, 2015.

“Jordan Kupinsky”	“Mark Thompson”
Director (Signed)	Director (Signed)

The accompanying notes are an integral part of these consolidated financial statements.

[3]

Concordia Healthcare Corp.

Condensed Interim Consolidated Statements of Income and Comprehensive Income

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

	Three Months ended March 31,
	2015	2014

Revenue	$36,435	$16,810
Cost of sales	4,345	3,854

Gross profit	32,090	12,956

Operating expenses
General and administrative	6,317	4,691
Business acquisition related costs	2,438	174
Selling and marketing	3,105	944
Research and development	3,088	1,418
Share-based compensation	897	756
Depreciation expense	56	34

Total operating expenses	15,901	8,017

Operating income	16,189	4,939

Other income and expenses
Interest and accretion expense	8,641	4,705
Amortization of intangible assets	5,205	580
Change in fair value of contingent consideration	(1,282)	567
Foreign exchange (gain) loss	(409)	865
Fair value (gain) loss on foreign exchange forward contract	(2,549)	—
Other (income) expense	416	(5)

Income (loss) before tax	6,167	(1,773)

Income taxes
Current	535	185
Deferred	(36)	(122)

Net Income (loss)	5,668	(1,836)

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(293)	(13)

Total comprehensive income (loss) for the period	$5,375	$(1,849)

Earnings per share (Note 15)
Basic earnings per share	$0.20	$(0.09)
Diluted earnings per share	$0.19	$(0.09)

The accompanying notes are an integral part of these consolidated financial statements.

[4]

Concordia Healthcare Corp.

Condensed Interim Consolidated Statements of Changes in Equity

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

	Share Capital
	Number of Shares	Amount	Reserve for Share Based Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balances, January 1, 2014	17,985,889	$57,521	$1,555	$15	$2,431	$61,522
Issuance of Common Stock during the period	5,750,000	56,998	—	—	—	56,998
Exercise of options	125,357	992	(318)	—	—	674
Share based compensation expense	—	—	756	—	—	756
Net loss	—	—	—	—	(1,836)	(1,836)
Foreign currency translation adjustment	—	—	—	(13)	—	(13)

Balances, March 31, 2014	23,861,246	$115,511	$1,993	$2	$595	$118,101

Balances, January 1, 2015	28,861,239	$247,035	$5,028	$(274)	$5,761	$257,550
Issuance of Common Stock during the period	—	—	—	—	—	—
Dividends	—	—	—	—	(2,166)	(2,166)
Exercise of options	12,500	52	(13)	—	—	39
Share based compensation expense	—	—	897	—	—	897
Net income	—	—	—	—	5,668	5,668
Foreign currency translation adjustment	—	—	—	(293)	—	(293)

Balances, March 31, 2015	28,873,739	$247,087	$5,912	$(567)	$9,263	$261,695

The accompanying notes are an integral part of these consolidated financial statements.

[5]

Concordia Healthcare Corp.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2015	2014

Cash flows from operating activities
Net income (loss) after tax	$5,668	$(1,836)
Adjustments to reconcile net income to net cash flows from operating activities:
Accretion and interest expense	8,641	4,705
Depreciation and amortization expense	5,261	617
Share based compensation expense	897	756
Change in fair value of contingent consideration	(1,282)	567
Fair value (gain) loss on foreign exchange forward contract	(2,549)	—
Other (income) expense	416	—
Income tax provision	499	63
Cash income taxes paid	(14,176)	—

	3,375	4,872
Changes in operating assets and liabilities, excluding effect of acquisitions
Accounts receivable	9,306	12,949
Inventory	(943)	311
Prepaid expenses and other current assets	(7,619)	(1,910)
Accounts payable	2,300	(18,259)
Accrued liabilities	2,537	(4,377)
Provisions	(2,979)	2,710
Royalties payable	(1,825)	662
Other liabilities	(6)	—

Net cash provided by (used in) operating activities	4,146	(3,042)

Cash flows from investing activities
Purchase consideration paid	—	(109)
Purchase of fixed assets and software	(904)	(171)

Net cash used in investing activities	(904)	(280)

Cash flows from financing activities
Payment of credit facility	(5,950)	—
Interest paid	(2,142)	(3,534)
Dividends paid	(2,165)	—
Proceeds from exercise of options	38	674
Net proceeds from issuance of common stock	—	56,998
Payment of senior and subordinated debt	—	(15,742)

Net cash (used in) provided by financing activities	(10,219)	38,396

Net change in cash	(6,977)	35,074
Unrealised foreign exchange (gain) loss in cash and cash equivalents	(430)	—
Cash at beginning of period	42,770	42,899

Cash at end of period	$35,363	$77,973

The accompanying notes are an integral part of these consolidated financial statements.

[6]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

1.	Description of Business and General Information

Concordia Healthcare Corp. (the “Company”, “Concordia” or the “Group”) is an integrated healthcare company that targets three areas: (a) legacy pharmaceutical products; (b) specialized healthcare distribution that services the growing diabetic market; and (c) the acquisition and/or development of orphan drugs.

These three business units are run as separate divisions but are inter-related. The cash-flow from legacy pharmaceutical products is used to fund operations and is also intended to fund the expansion of indications for potential orphan drugs. The specialized healthcare distribution division provides additional growth and cash-flow generation. Additionally, through its registered pharmacy operation, this business is intended to provide a specialty distribution capability for orphan drugs once acquired and/or developed. The three business units were acquired during 2013 and are expected to provide the Company with an increased market share of the related products, as well as savings in costs through economies of scale. During 2014, the Company has grown the Legacy Pharmaceuticals Division through the acquisition of Donnatal® and Zonegran®.

Concordia Healthcare Corp.’s shares were listed for trading on the TSX under the symbol “CXR” on December 24, 2013.

The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.

[7]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

2.	Significant Accounting Policies

(a)	Basis of Presentation

These condensed interim consolidated financial statements for the three months ended March 31, 2015 have been prepared in accordance with IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Concordia’s annual financial statements as at December 31, 2014.

(b)	Business Combinations

Acquisitions during the year ended December 31, 2014 and three months ended March 31, 2015 have been accounted for as business combinations using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are recognized in income and comprehensive income as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 and IAS 19 respectively; and

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

[8]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

2.	Significant Accounting Policies (continued)

(b)	Business Combinations (continued)

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

(c)	New standards, interpretations, policies and amendments adopted

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2014, except as described below:

Restricted and Deferred Share Unit Plans

The expenses related to the Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”) are accrued based on fair value, determined as of the date of grant. This expense is recognized as compensation expense over the vesting period. Until the liability is settled, the fair value of the RSUs and DSUs is remeasured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period.

[9]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

3.	Acquisitions

The Donnatal Transaction

On May 15, 2014, Concordia, through its subsidiary, Concordia Pharmaceuticals Inc. (“CPI”), completed the purchase of Donnatal®, pursuant to the terms and conditions of a definitive agreement, from a privately held specialty pharmaceutical company carrying on business as Revive Pharmaceuticals. Donnatal® is an adjunctive therapy in the treatment of irritable bowel syndrome (“IBS”) and acute enterocolitis.

The purchase price paid to Revive Pharmaceuticals was $329,151 comprised of $200,000 in cash and an aggregate of 4,605,833 common shares of the Company valued at $129,151 based on the closing price of the Company’s stock on May 15, 2014 of CAD$30.50 per share converted to USD using the May 15, 2014 Bank of Canada closing USD: CAD exchange rate of 1:1.0877.

The Company paid for the cash component of the acquisition through a combination of available cash and debt financing. Accordingly, the Company entered into a secured credit facility having a principal amount of up to $195,000, consisting of a $170,000 term loan and a $25,000 operating line (the “Credit Facility”) (Note 11). The obligations of the Company under the Credit Facility are secured by the assets of the Company and the assets of its material subsidiaries. The Company expensed $8,314 of transaction costs in relation to the acquisition.

The purchase price has been allocated as follows:

Total
Inventory	$1,339
Prepaid expenses and deposits net of accrued liabilities	279
Acquired product rights	327,523
Goodwill	10

$329,151

Consideration Comprised of:
Cash	$200,000
Equity issued	129,151

$329,151

The goodwill arising on acquisition is deductible for tax purposes.

[10]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

3.	Acquisitions (continued)

The Zonegran Transaction

On September 30, 2014, Concordia, through its subsidiary CPI, completed the purchase of Zonegran® for commercialization and sale in the United States, including Puerto Rico, from Eisai Inc. (“Eisai”), pursuant to the terms and conditions of a definitive agreement. Zonegran® is an adjunctive therapy in the treatment of partial seizures in adults with epilepsy.

The purchase price paid to Eisai was $91,402 in cash, which included approximately $1,402 for purchased inventory.

The Company paid for the acquisition through debt financing. Accordingly, the Company entered into an incremental senior credit facility of $95,000 (the “Incremental Term Loan”) (Note 14) by way of an amendment and restatement of the Credit Facility. All obligations of the Company under the Incremental Term Loan and the amended and restated Credit Facility are secured by the assets of the Company and the assets of its material subsidiaries. The Company expensed $3,849 of transaction costs in relation to the acquisition.

The purchase price has been allocated as follows:

Net Assets Acquired
Inventory	$1,402
Accrued liabilities	(2,040)
Acquired product rights	92,040

Total net assets acquired	$91,402

Consideration Comprised of:
Cash	$91,402

Total Consideration	$91,402

4.	Accounts Receivable

Accounts receivable, as at March 31, consist of the following:

	As at March 31, 2015	As at December 31, 2014
Accounts Receivable	$20,328	$29,668
Allowance for Doubtful Accounts	(263)	(297)

Net Accounts Receivable	$20,065	$29,371

There were $118 of write-offs recorded during the three months ended March 31, 2015 (2014 - $53).

[11]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

5.	Inventory

Inventory, as at March 31, consists of the following:

	As at March 31, 2015	As at December 31, 2014
Finished goods	$5,809	$4,863
Raw materials and work in process	2,665	2,660
Obsolescence provision	(812)	(805)

Inventory (net of obsolescence reserve)	$7,662	$6,718

Inventory amounts charged to cost of sales during the three months ended March 31, 2015 is $2,685 (2014 – $1,444). The Company increased its reserve for obsolete inventory by $7 during the quarter.

6.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets, as at March 31, consist of the following:

	As at March 31, 2015	As at Decebmer 31, 2014
Manufacturing deposits	$6,002	$1,294
Foreign exchange forward contract	2,549	—
Other assets	2,022	800
Deferred debt and equity issuance costs	1,833	—
Prepaid clinical trial costs	1,749	2,313
Taxes receivable	1,424	760
Prepaid insurance	259	422
Prepaid license fees	102	154
Prepaid rent	21	50

Total prepaids and other current assets	$15,961	$5,793

[12]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

7.	Fixed Assets

	Office Furniture and Fixtures	Leasehold Improvements	Equipment	Total
Cost
Opening Balance as at January 1, 2015	$189	$72	$562	$823
Additions	151	693	14	858
Dispositions	—	—	—	—

Ending Balance	$340	$765	$576	$1,681

Depreciation

Opening Balance	$23	$(16)	$56	$63
Additions	13	18	25	56
Dispositions	—	—	—	—

Ending Balance	$36	$2	$81	$119

Net Book Value as at March 31, 2015	$304	$763	$495	$1,562

	Office Furniture and Fixtures	Leasehold Improvements	Equipment	Total
Cost
Opening Balance as at January 1, 2014	$90	$28	$371	$489
Additions	154	68	345	567
Dispositions	(55)	(24)	(154)	(233)

Ending Balance	$189	$72	$562	$823

Depreciation

Opening Balance	$3	$—	$42	$45
Additions	46	—	85	131
Dispositions	(26)	(16)	(71)	(113)

Ending Balance	$23	$(16)	$56	$63

Net Book Value as at December 31, 2014	$166	$88	$506	$760

[13]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

8.	Intangible Assets

	Acquired Product Rights	Customer List	Intellectual Property	Total
Balance, January 1, 2014	$26,020	$2,880	$32,800	$61,700
Additions	419,563	—	—	419,563
Impact of foreign exchange	—	—	(55)	(55)
Amortization	(8,720)	(680)	(1,640)	(11,040)

Balance, December 31, 2014	$436,863	$2,200	$31,105	$470,168

Additions	46	—	—	46
Impact of foreign exchange	—	—	—	—
Amortization	(4,625)	(170)	(410)	(5,205)

Balance, March 31, 2015	$432,284	$2,030	$30,695	$465,009

Acquired product rights include brands, trademarks and patents that were acquired as part of the transactions described in Note 3. In 2014 the Company reassessed the useful lives of its intangible assets and changed the estimate for certain acquired product rights from an indefinite life to useful lives ranging from 15 to 30 years.

The customer list was acquired as part of the acquisition of assets from Global Medical Direct LLC and affiliated entities (collectively “Global”). The transaction was completed on October 25, 2013 and had an effective date of August 1, 2013.

The intellectual property was acquired on December 20, 2013 as part of the acquisition of Pinnacle Biologics, Inc. and its subsidiaries.

[14]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

9.	Goodwill

Goodwill, as at March 31, consists of:

	As at March 31, 2015	As at December 31, 2014
Opening balance	$36,259	$36,249
Additions		10

Total	$36,259	$36,259

The carrying value of goodwill is reviewed at each reporting date to determine whether there exist any indications of impairment. As at March 31, 2015, there was no indication of impairment and no impairment loss has been recognized.

10.	Provisions

The following table describes movements in the Company’s provisions balance:

	As at March 31, 2015	As at December 31, 2014
Opening Balance	$21,799	$24,208
Additions	10,484	33,820
Utilization	(13,463)	(36,229)

Closing Balance	$18,820	$21,799

The closing balance relates to provisions made to estimate the liabilities arising from chargebacks, returns, rebates and other price adjustments. Although these estimates and provisions relate to revenue recognition transactions, namely the sales of products, the payments made for the underlying transactions are made directly to the claimants concerned and not to the original customer. Payments are expected within 12 months from the balance sheet date. Invoices received for such charges and estimates are shown in the Accounts Payable when received. The provision is for the uninvoiced portion of the charges and estimates.

11.	Debt Financing and Warrants

Credit Facility

On May 14, 2014, the Company entered into the Credit Facility of $170,000 with GE Capital Canada Finance, Inc. and a syndicate of lenders. The obligations of the Company under the Credit Facility are secured by the assets of the Company and the assets of its material subsidiaries. The Credit Facility bears a variable interest rate and matures on May 14, 2019 with fixed repayments required over the term to maturity, as well as mandatory repayments based on excess cash flow generated by the Company as defined in the Credit Facility agreement, calculated annually.

On September 30, 2014, the Company amended the Credit Facility to facilitate the acquisition of Zonegran®. An Incremental Term Loan of $95,000 was added to the Credit Facility solely for the acquisition of Zonegran® and related expenses. This amended and restated Credit Facility matures on October 1, 2020. All obligations of the Company under the amended and restated Credit Facility are secured by assets of the Company and the assets of its material subsidiaries.

[15]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

11.	Debt Financing and Warrants (continued)

Credit Facility (continued)

Interest rates are calculated at the U.S. Prime Rate or LIBOR plus applicable margins based on a leverage table. The amended and restated Credit Facility contains standard events of default which if not remedied within a cure period would trigger the repayment of any outstanding balance. As at March 31, 2015, no such events of default have occurred.

Under the terms of the amended and restated Credit Facility, the Company is required to comply with certain financial covenants, as defined under the amended and restated Credit Facility, under which the Company’s total leverage ratio cannot exceed 4.25:1.00, the senior leverage ratio cannot exceed a certain cap ranging from 3.25:1.00 to 2.25:1.00, and the fixed charge ratio cannot be less than 1.11:1. Throughout the year ended December 31, 2014 and as at March 31, 2015, the Company was in compliance with all of the financial covenants. Transaction costs associated with the amended and restated Credit Facility have been included as a reduction to the carrying amount of the liability and are amortized through interest and accretion expense using the effective interest rate method.

On April 21, 2015 the Company completed the acquisition of 18 products, comprised of 12 branded products, 5 authorized generic contracts and a product distributed by a third party in Australia pursuant to the terms of a distribution agreement, from Covis Pharma S.à.r.l and Covis Injectables, S.à.r.l (collectively, “Covis”) for $1.2 billion in cash (the “Covis Acquisition”). As part of the financing related to the Covis Acquisition the Company decided that it would retire the amended and restated Credit Facility. As a result of this planned early repayment of the amended and restated Credit Facility, during the quarter ended March 31, 2015, the Company recognized $5,815 in accretion interest using an effective interest rate of 12.915% for the original term loan and 13.690% for the Incremental Term Loans. Interest expense on the amended and restated Credit Facility was $2,456 for the three months ended March 31, 2015. On April 21, 2015, the Company retired the amended and restated Credit Facility, and paid the remaining balances in full. See Note 23, Subsequent events.

	As at March 31, 2015	As at December 31, 2014
Face value of the loans on issuance	$265,000	$265,000
Less: Transaction costs	(8,561)	(8,561)

Book value upon issuance	256,439	256,439
Repayment of principal	(10,200)	(4,250)
Accretion interest	7,108	1,292

Carrying value	$253,347	$253,481
Less: current portion	(253,347)	(27,336)

Long-term portion	$—	$226,145

Revolving Credit Facility

On May 14, 2014, the Company entered into a senior secured revolving credit facility (the “Revolving Facility”) in the principal amount of $25,000 with GE Capital Canada Finance, Inc. and a syndicate of lenders. The Revolving Facility is for working capital requirements and is repayable on demand. Loans under the Revolving Facility are repayable without any prepayment penalties, and bear interest at U.S. Prime Rate or LIBOR plus applicable margins based on a leverage table. The Company has not borrowed against the Revolving Facility and there is no balance outstanding against this facility as at March 31, 2015.

[16]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

12.	Notes Payable

Notes payable, as at March 31, consist of the following:

	As at March 31, 2015	As at December 31, 2014
Notes payable issued related to acquisition of Global assets	$4,625	$5,262
Less: Current portion	(572)	(1,372)

Long-term portion of Notes payable	$4,053	$3,890

The notes payable of $4,625 as at March 31, 2015 represents the value of the notes issued by the Company related to the acquisition of assets from Global. The notes are unsecured, have a total face value of $7,000 and a coupon interest rate of 6%. The notes have been recorded at the present value of expected payments with a market representative interest rate of 12%. Interest expense and accretion expense amount to $158 and $5 respectively for the three months ended March 31, 2015 ($169 and $32 respectively for the three months ended March 31, 2014). The effective interest rate has been determined to be 12.38%. Principal repayments are due subject to the achievement of certain EBITDA thresholds over the 7 year term of the note. Based on the most recent forecast of EBITDA for Complete Medical Homecare Inc. (“CMH”), a subsidiary of the Company, the Company reduced the notes payable liability by $800 in the first quarter of 2015 and recorded an associated gain in the fair value of contingent consideration in the statement of income and comprehensive income.

13.	Purchase Consideration Payable

	As at March 31, 2015	As at December 31, 2014
Contingent purchase consideration
Due to Shionogi Inc. (1)	$410	$410
Due to former owner of Global (2)	1,336	2,452
Due to former owners of Pinnacle (3)	17,758	17,124

Total contingent purchase consideration	$19,504	$19,986

Non-contingent purchase consideration
Fair value of annual payments due to former owners of Pinnacle (4)	4,772	4,772
Consideration assumed on acquisition of Pinnacle	381	350

Total non-contingent purchase consideration	5,153	5,122

Total purchase consideration payable	24,657	25,108
Less: Current portion	(2,240)	(2,065)

Purchase consideration payable	$22,417	$23,043

[17]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

13.	Purchase Consideration Payable (continued)

(1)	Following the closing of acquisition of certain pharmaceutical assets from Shionogi Inc. on May 6, 2013, as additional consideration for the sale, transfer, conveyance and assignment of the assets and the grant of the Ulesfia® license, the Company is required to pay Shionogi thirty percent (30%) of worldwide net sales of Kapvay® that exceeds $1,500 (in the aggregate) during each calendar quarter commencing with the calendar quarter beginning October 1, 2013 until such payments equal $6,000 in the aggregate.
(2)	As part of the consideration for the acquisition of assets from Global on October 25, 2013, the Company is obligated to pay an additional earn-out payment of up to $4,000 payable in common shares of the Company subject to meeting certain performance metrics. The earn-out payment provisions provide that on each earn-out calculation date, if the aggregate adjusted EBITDA of CMH exceeds $7,000 for the preceding year then an earn-out payment of common shares will be made which is equal in value to the aggregate adjusted EBITDA of CMH for the preceding year multiplied by 14.285714%. The number of common shares of the Company to be paid is calculated by dividing the dollar value of the earn-out payment by the dollar volume weighted average trading price of the common shares of the Company on the TSX. The aggregate earn-out payments are subject to a $4,000 cap. Based on the most recent forecast of EBITDA for CMH, the Company reduced the earn-out liability by $1,115 in the first quarter of 2015 and recorded an associated gain in the fair value contingent consideration in the statement of income and comprehensive income.
(3)	As part of the consideration for the acquisition of Pinnacle in 2013, the Company is obligated to pay additional payments of up to $5,000 based on the achievement of certain milestones related to clinical trials. The Company is also obligated to pay additional earn-out payments equal to 15% of worldwide sales of Photofrin® in excess of $25,000 over the 10 calendar years following the Company’s acquisition of Pinnacle. The fair value of these obligations as at March 31, 2015 and December 31, 2014 is $17,758 and $17,124, respectively. The change in fair value from December 31, 2014 of $634 has been recorded as an expense in the current period.
(4)	As part of the consideration for the acquisition of Pinnacle in 2013, the Company is obligated to make 10 annual payments of $1,000, with the first payment made on December 31, 2014. The obligation is subordinated and is not subject to interest. The obligation has been recorded at the present value of required payments with a market representative interest rate of 15%. Interest expense amounted to $176 for the three months ended March 31, 2015.

An estimate of the range of outcomes for the contingent purchase consideration is as follows:

Contingent Purchase Consideration Payable	Lower range		Upper range
Due to Shionogi		$410	$6,000
Due to former owner of Global Medical Direct LLC	$	Nil	$3,000
Due to former owners of Pinnacle Biologics Inc.		$5,000	$42,500

14.	Share Capital

The Company is authorized to issue an unlimited number of common shares.

On March 11, 2014 the Company announced the completion of a short-form prospectus offering, on a “bought deal” basis, of 5,750,000 common shares of Concordia, which included an exercise by the underwriters of an over-allotment option of 15% (the “Offering”). Aggregate gross proceeds of the Offering were CAD $67,563. Net proceeds to the Company, after the deduction of underwriters’ fees and transaction expenses of CAD $4,469, were CAD $63,094.

[18]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

14.	Share Capital (continued)

The Offering was completed at a price per common share of CAD $11.75.

The Company recorded net proceeds of $56,999.

On May 15, 2014, the Company issued an aggregate of 4,605,833 common shares to PBM Pharmaceuticals Inc. (carrying on business as Revive Pharmaceuticals) for the purchase of Donnatal®, valued at $129,151 based on the closing price of the Company’s stock on the TSX on May 15, 2014 of CAD$30.50 per share converted to USD using the May 15, 2014 Bank of Canada closing USD: CAD exchange rate of 1:1.0877.

The Company’s board of directors approved a $0.30 per common share annualized ‘eligible’ dividend with $0.075 per common share being paid to shareholders on a quarterly basis.

The below table sets forth changes in issued and outstanding common shares and warrants for the period from January 1, 2014 to March 31, 2015.

	Number of	Amount
	Common Shares	Common Shares
Balances as at January 1, 2014	17,985,889	$57,521
March Private Placement	5,750,000	56,999
Acquisition of Donnatal	4,605,833	129,151
Exercise of stock options	519,517	3,364

Balances as at December 31, 2014	28,861,239	$247,035

Exercise of stock options	12,500	52

Balances as at March 31, 2015	28,873,739	$247,087

15.	Earnings Per Share

	For the three months ended March 31,
	2015	2014
Net Income (loss) for the period attributable to shareholders	$5,668	$(1,836)

Weighted average number of ordinary shares in issue	28,871,869	19,327,195
Adjustments for:
Dilutive Stock Options and agent warrants	1,713,082	2,261,440

Weighted average number of fully diluted shares	30,584,951	21,588,635

Earnings per share:
Basic	$0.20	$(0.09)
Diluted	$0.19	$(0.09)

[19]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

16.	Share Based Compensation

Employee Stock Option Plan

The Company has an incentive stock option plan that permits it to grant options to acquire common shares to its directors, officers, employees, and others. The maximum number of common shares which may be reserved for issue under the stock option plan cannot exceed up to ten percent (10%) of the common shares of the Company, issued and outstanding from time to time, on a non-diluted basis (which maximum number is inclusive of any common shares reserved for issuance pursuant to the Company’s long-term incentive plan), as determined by the Board of Directors. The exercise price at which any option may be exercised to acquire a common share of the Company must be not less than the lesser of (i) the closing trading price of the common shares on the TSX on the date of grant and (ii) the volume-weighted average price of the common shares on the TSX for the five trading days immediately preceding the date of grant. As at March 31, 2015, the company had issued a total of 2,325,000 options to executive officers, employees and non-management members of the Board of Directors (December 31, 2014 – 2,275,000).

During the three months ended March 31, 2015, 50,000 employee stock options were issued, 12,500 options were exercised, and 7,500 options were cancelled, leaving a balance of 1,955,000 unexercised options outstanding as at March 31, 2015.

As at March 31, 2015, 380,383 stock options (December 31, 2014 – 422,883) were available for grant under the stock option plan.

The Black-Scholes model was used to compute option values. Key assumptions used to value each grant are set forth in the table below:

Date of Grant	January 1, 2014	January 29, 2014	March 14, 2014	April 17, 2014	June 2, 2014	August 15, 2014	February 11, 2015
Number of options granted	100,000	330,000	335,000	50,000	5,000	95,000	50,000
Market price	$5.88	$10.32	$13.46	$19.52	$29.82	$31.50	$46.18
Fair value of each option granted	$4.53	$5.37	$6.86	$10.07	$15.39	$16.48	$23.05

Assumptions:
Risk-Free Interest Rate	1.63%	1.63%	1.63%	1.63%	1.63%	1.63%	1.63%
Expected Life	3	3	3	3	3	3	3
Volatility	84.22%	79.48%	77.36%	78.55%	78.61%	80.10%	75.46%
Expected Forfeitures	NIL	NIL	NIL	NIL	NIL	NIL	NIL

Exercise price for each of the stock options issued agreed to the market prices at the date of issue.

As historical volatility of the Company’s common shares is not available, expected volatility is based on the historical performance of the common shares of other corporations with similar operations.

All the options issued have different vesting terms ranging from immediate vesting to vesting over a period of 3 years. All options issued have a life of 10 years.

For the three months ended March 31, 2015, the total compensation charged against income with respect to all stock options granted was $897 (2014 – $756). An amount of $897 (2014 – $756) has been recognized in shareholders’ equity related to these options for the three months ended March 31, 2015.

[20]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

16.	Share Based Compensation (continued)

Long-Term Incentive Plan

The Company has a Long-Term Incentive Plan (“LTIP”). Under the terms of the LTIP, the Board of Directors may grant units (“Units”), which may be either restricted share units (“Restricted Share Units” or “RSUs”) or deferred share units (“Deferred Share Units” or “DSUs”) to officers, directors, employees or consultants of the Company. Each Unit represents the right to receive one common share in accordance with the terms of the LTIP.

The maximum number of common shares of the Company which may be reserved and set aside for issue under the LTIP in respect of awards of DSUs to DSU Participants, and for payments in respect of awards of RSUs to RSU Participants, shall not exceed 10% of the common shares issued and outstanding from time to time on a non-diluted basis (for purposes of clarity, the maximum number of common shares reserved and set aside for issue under the LTIP shall be inclusive of any common shares reserved for issuance pursuant to any other security based compensation arrangement of the Company, including the stock option plan of the Company).

On each vesting date, the Company will decide, in its sole discretion, whether to make all payments in respect of vested RSUs to the RSU Participant or vested DSUs to the DSU participants in cash, common shares issued from treasury or a combination thereof based on the fair market value of the common shares as at such date.

During the three months ended March 31, 2015, the Company issued 1,000 RSUs to a director which vested within ten (10) business days of the date of issuance. The $56 payment in respect of the vested RSUs was settled in cash and recorded in general and administrative expense.

Mercari Options

In connection with the completion of Company’s qualifying transaction, the Company issued 25,998 options to the former directors of the Company (the “Mercari Options”). Each one of the Mercari Options is exchangeable for one common share of the Company at an exercise price of CAD $4.81 for a period of ten years. The Mercari Options were valued using a Black-Scholes option-pricing model at $63.

A pricing model with observable market based inputs was used to estimate the fair value of the Mercari Options. The variables used to compute the values were as follows: an expected life of two years; a risk free rate of 1.2%; a volatility rate of 100%; and an exercise price and market price of CAD $4.81. All of the Mercari Options were exercised in the first quarter of 2014.

Agent Options

In connection with the private placement (the “Private Placement”) completed by Concordia Healthcare Inc., a subsidiary of the Company, and the closing of the Company’s qualifying transaction in December 2013, the Company issued 220,800 options (the “Agent’s Options”) to the syndicate of agents that conducted the Private Placement. The Agent’s Options have been valued using a Black-Scholes option-pricing model at $422 and this amount has been offset against the net proceeds from the Private Placement.

The fair value of Agent’s Options cannot be measured reliably by the Company, thus the equity instrument has been measured based on the amount recognized for goods received or services rendered during the vesting period based on the number of options expected to vest. The Company measures the fair value of the Agent’s Options using the Black-Scholes option-pricing model.

Each Agent’s Option is exchangeable for one common share of the Company at an exercise price of CAD $6.25 for a period of two years. During the three months ended March 31, 2015, nil options were exercised. The outstanding balance of unexercised options outstanding is 77,280 as at March 31, 2015.

[21]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

16.	Share Based Compensation (continued)

Information with respect to stock option transactions for the three months ended March 31, 2015 and December 31, 2014 is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Balance, January 1, 2014	1,621,798	$3.86
Granted during the year	915,000	13.80
Cancelled during the year	(15,001)	10.52
Exercised during the year	(519,517)	2.45

Balance, December 31, 2014	2,002,280	$8.72

Weighted-average exercise price of options exerciseable as at December 31, 2014		$4.25

Granted during the period	50,000	—
Cancelled during the period	(7,500)	10.32
Exercised during the period	(12,500)	3.00

Balance, March 31, 2015	2,032,280	$8.66

Weighted-average exercise price of options exerciseable as at March 31, 2015		$11.55

For the options exercised during the three months ended March 31, 2015, the weighted average market price on the date of exercise was $49.54.

As at March 31, 2015 outstanding stock options were as follows:

Year of Expiry	Exercise Price	Number of Stock Options	Exercisable
2015	$5.87	77,280	77,280
2023	$3.00	812,500	600,000
2023	$5.87	250,000	125,000
2024	$5.88	100,000	50,000
2024	$10.32	257,500	107,500
2024	$13.46	335,000	167,500
2024	$19.52	50,000	12,500
2024	$29.82	5,000	1,250
2024	$31.50	95,000	23,750
2025	$46.18	50,000	—

		2,032,280	1,164,780

[22]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

17.	Related Party Transactions

The Company had the following related party transactions during the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31,
	2015	2014
Legal fees paid or payable to firms affiliated with directors (a)	4	42

	$4	$42

(a)	Legal fees include professional services for advice relating to intellectual property matters.

18.	Commitments and Contingencies

Lease Commitments

The Company leases facilities under operating leases in Canada, Barbados and the United States. The leases typically run for a period of months up to five years.

The below table sets forth the Company’s obligations under operating leases:

Minimum Lease Payments
2015	$1,939
2016	1,731
2017	1,658
2018	1,528
2019	1,405
Thereafter	780

$9,041

The Canadian facility lease expires on June 30, 2018 with an option to renew the lease for an additional 5 years after that date. The Barbados office lease expires in October of 2016. The facility leases in the United States expire during 2014, 2015 and 2020.

On February 19, 2015, the Company entered into an aircraft lease agreement to use and operate an aircraft for business travel purposes. The term of the lease is 5 years and the annual lease payment is $1,020. In addition, on the same day, the Company entered into an aircraft management and operating agreement for a term of one year (with the term being extended automatically for additional one-year periods in the event neither party gives the other party notice of termination at any point 60 days prior to the expiry of the current term), which includes fixed and variable payments. The fixed portion of the aircraft management and operating agreement is $620 per annum.

[23]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

18.	Commitments and Contingencies (continued)

Royalties

The Company has a commitment to pay royalties on sales of each of the drugs acquired as part of the Shionogi transaction at certain prescribed rates. These royalties are payable on a quarterly basis.

Guarantees

All directors and officers of the Company, and each of the Company’s various subsidiaries, are indemnified by the Company for various items including, but not limited to, all costs to settle lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Concordia entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Concordia entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.

In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of CPI’s payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by CPI in connection therewith that contained payment or indemnification obligations. Pursuant to the asset purchase agreement dated March 9, 2015 between CPI, the Company, Covis and Covis Pharma S.à.r.l (the “Covis Purchase Agreement”) (see Note 23) the Company guaranteed the payments due by CPI of CPI’s obligations under the Covis Purchase Agreement.

Litigation and Arbitration

In the normal course of business the Company may be the subject of litigation claims. As at March 31, 2015, there are no material claims against the Company. On February 12, 2015, Concordia announced that it received a civil investigative demand (“CID”) from the United States Federal Trade Commission regarding its attention deficit hyperactivity disorder product Kapvay® and a competitive supply agreement entered into with a generic drug manufacturer (the “Competitive Supply Agreement”). The CID is a request for documentation and information to determine whether CPI, the counterparty to the Competitive Supply Agreement or their affiliates or any other person engaged in unfair methods of competition in or affecting commerce by entering into agreements relating to Kapvay®. CPI and Concordia are cooperating with the information requests.

[24]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

19.	Financial Instruments and Management of Risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.

Currency Risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates. The Company operates primarily in United States dollars. The Company’s Barbados office incurs a small number of transactions in Barbados dollars and has a small bank balance, the totals of which are considered to have an insignificant effect on financial reporting.

The Company may enter into foreign exchange forward contracts to minimize transaction exposures and the resulting volatility in earnings. To mitigate exchange-rate risk, the Company may utilize foreign exchange forward contracts. During the quarter ended March 31, 2015, the Company entered into a foreign exchange forward contract to purchase $244,935 USD to mitigate the foreign currency risk associated with the Canadian dollar proceeds from the offering of subscription receipts on April 8, 2015 as described in Note 23, Subsequent Events. The contract matures on May 20, 2015 at an exchange rate of $1.2542 against the US dollar. The foreign exchange forward contract has been marked-to-market as at March 31, 2015, resulting in a foreign exchange gain of $2,549.

The Company does not believe it is exposed to currency risk on its net assets denominated in Barbados dollars as the currency is fixed to the U.S. dollar. The Company, however, is exposed to currency risk though its net assets denominated in Canadian dollars.

	As at March 31, 2015	As at December 31, 2014
	CAD$	CAD$
Cash	$756	$520
Accounts payable and accrued liabilities (Net of accounts receivable)	914	(352)

	$1,670	$168

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The long term debt bears interest at floating rates and as such is subject to interest rate cash flow risk resulting from market fluctuations in interest rates. Contingent consideration payable and notes payable bear interest at a fixed rate of interest, and as such are subject to interest rate price risk resulting from changes in fair value from market fluctuations in interest rates. A 1% appreciation (depreciation) in the interest rate would result in the following:

[25]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

19.	Financial Instruments and Management of Risk (continued)

	Three Months Ended March 31,
	2015	2014
Impact of a 1% increase in interest rates for contingent purchase consideration payable on net income	$(180)	$(216)
Impact of a 1% decrease in interest rates for contingent purchase consideration payable on net income	170	205
Impact of a 1% increase in interest rates for long-term debt on net income	(877)	n/a
Impact of a 1% decrease in interest rates for long-term debt on net income	$877	n/a

Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist of cash, accounts receivables and other receivables. The Company’s investment policies are designed to mitigate the possibility of deterioration of principal, enhance the Company’s ability to meet its liquidity needs and provide high returns within those parameters. Cash is on deposit with a Canadian chartered bank located in Canada and Barbados. Management monitors the collectability of accounts receivable and estimates an allowance for doubtful accounts. As at March 31, 2015, the allowance for doubtful accounts was $263 (December 31, 2014 – $297).

The Company has concentration risk, as approximately 69% of total sales came from four customers (e.g. wholesalers) and 56% of total accounts receivable came from four customers (e.g. wholesalers).

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial liability obligations as they become due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Since inception, the Company has financed its cash requirements primarily through issuances of securities, short-term borrowings and issuances of long-term debt. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.

[26]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

19.	Financial Instruments and Management of Risk (continued)

Liquidity Risk (continued)

The following tables summarize the Company’s significant contractual undiscounted cash flows as at March 31, 2015 and December 31, 2014:

March 31, 2015
		3 to 6	6 months to
Financial Instruments	< 3 months	months	1 year	1 to 2 years	2 to 5 years	Thereafter	Total

Accounts payable and accrued liabilities	$15,893	$—	$—	$—	$—	$—	$15,893
Provisions	—	18,820	—	—	—	—	18,820
Royalties payable	—	1,316	—	—	—	—	1,316
Taxes payable	48	—	—	—	—	—	48
Current portion of long-term debt	—	253,347	—	—	—	—	253,347
Long-term debt	—	—	—	—	—	—	—
Current portion of purchase consideration payable	888	—	—	—	—	—	888
Purchase consideration payable			1,500	2,072	8,743	38,744	51,059
Current portion of note payable	—	—	—	—	—	—	—
Notes payable	—	—	200	1,800	3,400	—	5,400

	$16,829	$273,483	$1,700	$3,872	$12,143	$38,744	$346,771

December 31, 2014
		3 to 6	6 months to
Financial Instruments	< 3 months	months	1 year	1 to 2 years	2 to 5 years	Thereafter	Total

Accounts payable and accrued liabilities	$10,622	$—	$—	$—	$—	$—	$10,622
Provisions	—	21,799	—	—	—	—	21,799
Royalties payable	—	3,141	—	—	—	—	3,141
Taxes payable	13,309	—	—	—	—	—	13,309
Current portion of long-term debt	—	5,950	21,386	—	—	—	27,336
Long-term debt	—	—	—	109,280	110,407	13,727	233,414
Current portion of purchase consideration payable	855	33	—	—	—	—	888
Purchase consideration payable			1,500	2,072	8,743	38,744	51,059
Current portion of note payable	—	—	—	—	—	—	—
Notes payable	—	—	1,000	1,200	4,000	—	6,200

	$24,786	$30,923	$23,886	$112,552	$123,150	$52,471	$367,768

Fair Value

The fair value of the purchase consideration payable and notes payable was determined using a Level III valuation technique by using discounted cash flow models that use discount rates that reflect the Company’s borrowing rate as at March 31, 2015. The fair value gain on foreign exchange forward contract has been marked-to-market based on Level II information provided by the counterparty. The Company’s own non-performance risk was assessed to be insignificant as at March 31, 2015.

[27]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

20.	Capital Management

The Company’s capital management objectives are to safeguard its ability to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its activities, to pursue its commercialization efforts and to maintain its ongoing operations. The Company includes long-term debt and shareholders’ equity in the definition of capital.

The below table sets forth the Company’s capital structure:

	As at March 31, 2015	As at December 31, 2014
Long-term debt	$253,347	$253,481
Notes payable	4,625	5,262
Shareholders’ Equity	261,695	257,550

	$519,667	$516,293

21.	Segmented Reporting

Operating Segments

The Company has three reportable operating segments: The Legacy Pharmaceuticals Division, The Orphan Drugs Division and The Specialty Healthcare Distribution Division. A brief description of each segment follows below.

The Legacy Pharmaceuticals Division

The Legacy Pharmaceuticals Division focuses on the management and acquisition of legacy pharmaceutical products, both with patent life and exclusivity remaining (pre-legacy) and products that have reached full maturity but continue on a predictable revenue generation path, collectively referred to as legacy products.

The Orphan Drugs Division

The Orphan Drugs Division is intended to provide growth opportunities through the expansion into new indications for existing orphan products or the acquisition of approved orphan drugs and further expansion within their identified markets.

The Specialty Healthcare Distribution Division

The Speciality Healthcare Distribution Division is a nation-wide provider of diabetes testing supplies and other healthcare products in the United States.

[28]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

21.	Segmented Reporting (continued)

Operating Segments (continued)

The below table sets forth operating income, interest and accretion expense, change in fair value of contingent consideration, income taxes, total assets and total liabilities by reportable operating segment for the three months ended March 31, 2015 and 2014:

	Legacy Pharmaceuticals	Orphan Drugs	Specialty Healthcare Distribution	Corporate	Eliminations	Three Months Ended March 31, 2015

Revenue	$31,072	$3,080	$2,283	$—	$—	$36,435
Cost of sales	3,380	483	482	—	—	4,345

Gross profit	27,692	2,597	1,801	—	—	32,090

Operating expenses
General and administrative	1,550	693	1,360	2,714	—	6,317
Selling and marketing	2,315	658	132	—	—	3,105
Research and development	1,255	1,833	—	—	—	3,088
Share based compensation	51		—	846	—	897
Business acquisition related costs	437	(6)	—	2,007	—	2,438
Depreciation expense	11	21	14	10	—	56

Total operating expenses	$5,619	$3,199	$1,506	$5,577	$—	$15,901

Operating income	$22,073	$(602)	$295	$(5,577)	$—	$16,189

Interest and accretion expense	—	176	163	8,302	—	8,641
Change in fair value of contingent consideration	—	633	(1,915)	—	—	(1,282)
Amortization of Intangible Assets	4,625	410	170	—	—	5,205
Foreign Exchange (Gain) Loss	(64)	(221)	—	(124)	—	(409)
Fair value gain on foreign exchange contract	—	—	—	(2,549)		(2,549)
Other (Income) Expense	(1)	(1)	—	418	—	416

Income (Loss) Before Tax	$17,513	$(1,599)	$1,877	$(11,624)	$—	$6,167

Income taxes (Recovery)	148	355	(4)	—	—	499

Net income (loss)	$17,365	$(1,954)	$1,881	$(11,624)	$—	$5,668

Total Assets	$484,911	$72,890	$15,564	$254,211	$(244,649)	$582,927

Total Liabilities	$28,762	$25,796	$5,741	$260,933	$—	$321,232

[29]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

21.	Segmented Reporting (continued)

Operating Segments (continued)

	Legacy Pharmaceuticals	Orphan Drugs	Specialty Healthcare Distribution	Corporate	Eliminations	Three Months Ended March 31, 2014

Revenue	$9,309	$3,570	$3,931	$—	$—	$16,810
Cost of sales	2,210	700	944	—	—	3,854

Gross profit	7,099	2,870	2,987	—	—	12,956

Operating expenses
General and administrative	383	760	2,091	1,457	—	4,691
Selling and marketing	(4)	573	375	—	—	944
Research and development	350	1,068	—	—	—	1,418
Share based compensation	—	—	—	756	—	756
Business acquisition related costs	13	—	—	161	—	174
Depreciation expense	6	—	24	4	—	34

Total operating expenses	$748	$2,401	$2,490	$2,378	$—	$8,017

Operating income	$6,351	$469	$497	$(2,378)	$—	$4,939

Interest and accretion expense	—	201	194	4,310	—	4,705
Change in fair value of contingent consideration	—	567	—	—	—	567
Amortization of Intangible Assets	—	410	170	—	—	580
Foreign Exchange (Gain) Loss	(16)	5	—	876	—	865
Other (Income) Expense	(5)	—	—	—	—	(5)

Income (Loss) Before Tax	$6,372	$(714)	$133	$(7,564)	$—	$(1,773)

Income taxes (Recovery)	130	(55)	(12)	—	—	63

Net income (loss)	$6,242	$(659)	$145	$(7,564)	$—	$(1,836)

Total Assets	$88,401	$66,909	$11,943	$97,479	$(70,586)	$194,146

Total Liabilities	$34,024	$30,455	$9,929	$1,637	$—	$76,045

Geographic Segments

The Company’s revenue by country of origin of external customer is all in the United States, with the exception of $333 of revenue in the Orphan Drugs segment that originates from customers outside of the United States.

The Company has operations in Barbados, Canada, the United States and the Netherlands. The below table sets forth assets and liabilities by geographic location (excluding inter-company balances and investments in subsidiaries):

[30]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

21.	Segmented Reporting (continued)

Geographic Segments (continued)

	Barbados	Canada	United States	Netherlands	As at March 31, 2015

Current assets	$50,150	$14,234	$13,742	$925	$79,051
Non-current assets	432,762	328	70,786	—	503,876

Total Assets	482,912	14,562	84,528	925	582,927

Current liabilities	28,748	260,933	4,203	518	294,402
Non-current liabilities	21	—	26,809	—	26,830

Total Liabilities	$28,769	$260,933	$31,012	$518	$321,232

	Barbados	Canada	United States	Netherlands	As at December 31, 2014

Current assets	$61,544	$12,532	$9,566	$1,010	$84,652
Non-current assets	481,752	274	26,022	—	508,048

Total Assets	543,296	12,806	35,588	1,010	592,700

Current liabilities	34,194	32,081	15,000	534	81,809
Non-current liabilities	20,418	226,145	6,778	—	253,341

Total Liabilities	$54,612	$258,226	$21,778	$534	$335,150

22.	Directors and key management compensation

Compensation, consisting of salaries, bonuses and director fees to key management personnel and directors for the three months ended March 31, 2015 amounted to $871 (2014 – $399).

[31]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

23.	Subsequent events

Acquisition

On April 21, 2015 the Company completed the previously announced acquisition to acquire substantially all of the commercial assets from Covis for $1.2 billion in cash. The Covis drug portfolio acquired (the “Portfolio”) consists of 18 branded and authorized generic products. The Portfolio includes branded pharmaceuticals, injectables and authorized generics that address medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets.

The acquisition was structured as an all-cash transaction with a purchase price of $1.2 billion for the Portfolio. The Company paid for the acquisition through a mix of term loans, bonds and equity as further described below.

Bank Facilities

Concurrent with the closing of the Covis Acquisition, the Company entered into a credit agreement (“Credit Agreement”) dated April 21, 2015, by and among the Company, certain of the Company’s subsidiaries, the Royal Bank of Canada, Morgan Stanley Senior Funding, Inc., TD Securities (USA) LLC, GE Capital Markets, Inc., Fifth Third Bank and certain lenders party thereto (collectively, the “Lenders”). Pursuant to the terms of the Credit Agreement, the Lenders agreed to provide senior secured credit facilities in an aggregate principal amount of up to $700 million comprising: (i) a senior secured revolving credit facility (the “Revolving Facility”) in an aggregate principal amount of up to $125 million; and (ii) a senior secured term loan facility (the “Term Facility”) in an aggregate principal amount of $575 million (together, the “Bank Facilities”). The Bank Facilities are secured by the assets of the Company and the assets of the Company’s material subsidiaries.

The Term Facility will mature on the seventh anniversary of the Covis Acquisition date (unless extended by the lenders under the Term Facility) and the Revolving Facility will mature on the fifth anniversary of the Covis Acquisition date (unless extended by the lenders under the Revolving Facility). The Term Facility bears a variable interest rate with fixed repayments required over the term to maturity, as well as mandatory repayments based on excess cash flow generated by the Company as defined in the Credit Agreement, calculated annually. Interest rates are calculated at the U.S. Prime Rate or LIBOR plus applicable margins based on a leverage table.

The funds made available to the Company under the Term Facility were used to partially fund (i) the purchase price for the Covis Acquisition; (ii) the fees and expenses incurred in connection with the Covis Acquisition; and (iii) the repayment and retirement of the Company’s outstanding debt issued pursuant to the terms and provisions of the amended and restated Credit Facility with GE Capital Canada Finance Inc. and a syndicate of lenders. The Company has not drawn on the Revolving Facility.

Senior Notes due 2023

In connection with the Covis Acquisition, Concordia also closed its previously announced private offering of $735 million of its 7.00% Senior Notes due 2023 (the “Notes”). The Notes were priced at an issue price of 100.00% of their face amount to yield 7.00%. Interest on the Notes is payable semi-annually on April 15th and October 15th of each year. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

[32]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

23.	Subsequent events (continued)

The net proceeds of the offering of the Notes were used to partially fund (i) the purchase price for the Covis Acquisition; and (ii) the fees and expenses incurred in connection with the Covis Acquisition.

Equity Offering

On April 8, 2015, Concordia announced the closing of its short form prospectus offering, on a “bought deal” basis, of 4,329,428 subscription receipts (“Subscription Receipts”) of the Company, which included the exercise by the Underwriters (as defined below) of an over-allotment option of 15%, for aggregate gross proceeds of CAD $368,001,380 (the “2015 Offering”).

The 2015 Offering was completed at a price per Subscription Receipt of CAD $85.00 by a syndicate of underwriters led by RBC Capital Markets, as sole bookrunner and co-lead manager, and including GMP Securities L.P., as co-lead manager, and TD Securities Inc. (collectively, the “Underwriters”). Upon closing of the 2015 Offering, the Underwriters received payment for their expenses and 50% of their commission under the 2015 Offering.

Upon closing of the Covis Acquisition each holder of Subscription Receipts automatically received, without payment of additional consideration or further action, one Concordia common share in exchange for each Subscription Receipt held.

Pursuant to the agreement governing the Subscription Receipts, certain proceeds from the Offering, which had been held in escrow, were released from escrow on behalf of Concordia to fund a portion of the purchase price for the Covis Acquisition and to pay for the balance of the Underwriters’ commission under the Offering. Sufficient funds to pay a dividend equivalent amount equal to $0.075 per Subscription Receipt (less applicable withholding taxes, if any), as a result of the dividends declared on each common share by Concordia with a record date of April 15, 2015, were held in escrow and released from escrow and paid concurrent with the payment of the Company’s dividend to all holders of Common Shares on April 30, 2015. The funds in excess of the amount required to satisfy the dividend equivalent amount were remitted to the Company.

[33]